EXHIBIT 21

Jostens, Inc. subsidiaries as of March 1, 2003

Name of Company	Jurisdiction of Incorporation

Jostens Canada Ltd.	Canada
Jostens Can Investments B.V.	The Netherlands
Jostens International Holding B.V.	The Netherlands
C.V. Jostens Global Trading	The Netherlands
JC Trading, Inc.	Puerto Rico
Conceptos Jostens, S.A. de C.V.	Mexico
Reconocimientos E Incentivos, S.A. de C.V.	Mexico